SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEDIWOUND LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.07 per share
(Title of Class of Securities)

M68830112
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M68830112

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Deep Insight Limited Partnership

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
959,652 Shares *

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
959,652 Shares *

9	Aggregate Amount Beneficially Owned by Each Reporting Person
959,652 Shares *

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
10.4%**

12	Type of Reporting Person :
PN

* See Item 4.
** Based on 9,219,261 Ordinary Shares issued and outstanding as of September 30, 2023 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023). See Item 4.

CUSIP NO. M68830112

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Deep Insight Fund GP Limited Partnership

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
959,652 Shares *

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
959,652 Shares *

9	Aggregate Amount Beneficially Owned by Each Reporting Person
959,652 Shares *

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
10.4%**

12	Type of Reporting Person :
PN

* See Item 4.
** Based on 9,219,261 Ordinary Shares issued and outstanding as of September 30, 2023 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023). See Item 4.

CUSIP NO. M68830112

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Deep Insight GP Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
959,652 Shares *

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
959,652 Shares *

9	Aggregate Amount Beneficially Owned by Each Reporting Person
959,652 Shares *

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
10.4%**

12	Type of Reporting Person :
CO

* See Item 4.
** Based on 9,219,261 Ordinary Shares issued and outstanding as of September 30, 2023 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023). See Item 4.

CUSIP NO. M68830112

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Deep Insight Management Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
959,652 Shares *

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
959,652 Shares *

9	Aggregate Amount Beneficially Owned by Each Reporting Person
959,652 Shares *

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
10.4%**

12	Type of Reporting Person :
CO

* See Item 4.
** Based on 9,219,261 Ordinary Shares issued and outstanding as of September 30, 2023 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023). See Item 4.

CUSIP NO. M68830112

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Barak Ben-Eliezer

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
959,652 Shares *

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
959,652 Shares *

9	Aggregate Amount Beneficially Owned by Each Reporting Person
959,652 Shares *

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
10.4%**

12	Type of Reporting Person :
IN

* See Item 4.
** Based on 9,219,261 Ordinary Shares issued and outstanding as of September 30, 2023 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023). See Item 4.

CUSIP NO. M68830112

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Dr. Eyal Kishon

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
959,652 Shares *

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
959,652 Shares *

9	Aggregate Amount Beneficially Owned by Each Reporting Person
959,652 Shares *

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
10.4%**

12	Type of Reporting Person :
IN

* See Item 4.
** Based on 9,219,261 Ordinary Shares issued and outstanding as of September 30, 2023 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2023). See Item 4.

Item 1.

(a)	Name of Issuer: MEDIWOUND LTD. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 42 Hayarkon Street, Yavne, Israel 8122745.

Item 2.

(a)-(c)
Name of Person Filing, address and citizenship:

The following entities are referred to as the “Reporting Persons” in this Statement:

Deep Insight Limited Partnership (“Deep Insight”), an Israeli limited partnership, with a principal business address at 2 Rachel Imeinu St., Modiin, Israel  7177190.

Deep Insight Fund GP Limited Partnership (“Deep Insight GP LP”), an Israeli limited partnership, with a principal business address at 2 Rachel Imeinu St., Modiin, Israel  7177190.

Deep Insight GP Ltd. (“Deep Insight GP Company”), an Israeli private company, with a principal business address at 2 Rachel Imeinu St., Modiin, Israel  7177190.

Deep Insight Management Ltd. (“Deep Insight Management”), an Israeli private company, with a principal business address at 2 Rachel Imeinu St., Modiin, Israel  7177190.

Barak Ben-Eliezer, an Israeli citizen, with a principal business address at c/o Deep Insight Limited Partnership, 2 Rachel Imeinu St., Modiin, Israel  7177190.

Dr. Eyal Kishon, an Israeli citizen, with a principal business address at c/o Deep Insight Limited Partnership, 2 Rachel Imeinu St., Modiin, Israel  7177190.

Each of the Reporting Persons are filing this Statement jointly with one another pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on December 2, 2022.

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.07 per share (the “Shares” or “Ordinary Shares”).

(e)	CUSIP Number: M68830112

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.
Ownership

The 959,652 Ordinary Shares reported herein include 408,397 Ordinary Shares that are issuable upon the exercise of warrants held directly by Deep Insight. Deep Insight GP LP is the sole general partner of Deep Insight, Deep Insight GP Company is the sole general partner of Deep Insight GP LP, Deep Insight Management is the management company of Deep Insight GP LP and each of Barak Ben-Eliezer and Dr. Eyal Kishon hold 50% of the outstanding shares of Deep Insight GP Company and Deep Insight Management. Deep Insight GP LP, Deep Insight GP Company, Deep Insight Management, Barak Ben-Eliezer and Dr. Eyal Kishon may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by Deep Insight. While they are included herein as Reporting Persons, Barak Ben-Eliezer and Dr. Eyal Kishon disclaim beneficial ownership of the Ordinary Shares reported by Deep Insight herein.

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2024

Deep Insight Limited Partnership

By: /s/ Barak Ben-Eliezer
Name, Title: Barak Ben-Eliezer, Managing Partner

Deep Insight Fund GP Limited Partnership

By: /s/ Barak Ben-Eliezer
Name, Title: Barak Ben-Eliezer, Managing Partner

Deep Insight GP Ltd.

By: /s/ Barak Ben-Eliezer
Name, Title: Barak Ben-Eliezer, Director

Deep Insight Management Ltd.

By: /s/ Barak Ben-Eliezer
Name, Title: Barak Ben-Eliezer, Director

Barak Ben-Eliezer

By: /s/ Barak Ben-Eliezer

Dr. Eyal Kishon

By: /s/ Dr. Eyal Kishon